Filed by The May Department Stores Company
                        Pursuant to Rule 425 under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12
                        Under the Securities Exchange Act of 1934

                        Subject Company: The May Department Stores Company Commission File No. 1-79


The following letter was distributed to associates of The May Department Stores Company:


FEDERATED                                                    MAY
DEPARTMENT STORES, INC.

About the Federated-May Merger                         www.fds.com
                                                      www.mayco.com

May 26, 2005

As we move through the initial stages of the merger process, we want to update you on what is happening and share some important news.

As you know, currently our merger is undergoing Federal Trade Commission review. Also, the shareholders of both May and Federated will need to approve the merger. We believe the transaction will be concluded during the third fiscal quarter of this year. In the meantime, Federated and May will continue to operate as two separate and independent companies until the transaction closes.

The process of determining the future structure of the new company has begun. The Transition Team, which includes representatives from both companies, is working together to plan for the successful integration of our two outstanding companies by capitalizing on our respective strengths - especially our people. The Transition Team will be assessing resources and specific business needs of the combined company, as well as determining how Federated will get to know more about May - its people, store divisions, headquarters, and support functions.

Federated believes that people - its own and those at May - will be the most important part of making the new company successful. In that regard, the Transition Team is working on a time and action plan that will enable Federated and May to get to know each other's people.

Everyone is anxious to understand how the merger will impact them and when the next steps will occur. We are committed to providing information to you as quickly as we can. As decisions are made, we will keep you apprised.

Importantly, today we are announcing that Federated has committed there will be no workforce reductions or job eliminations as a result of the merger prior to March 1, 2006. In addition to the large majority of the stores, most central and support areas will continue operating beyond the March 1 date, and in a number of areas many of those jobs will become permanent parts of the new organization.

We want everyone at May to be able to take a deep breath and realize that there is time for Federated to learn more about May, and there is time for May associates to learn more about the new company and the potential opportunities it will provide. We hope this announcement is reassuring and allows all May associates to focus on the important task of running a successful retail business during 2005.

Sincerely,

/s/ John L. Dunham                      /s/ Terry J. Lundgren

John L. Dunham                          Terry J. Lundgren
Chairman, President                     Chairman, President,
and CEO                                 and CEO


                                 *    *    *

Forward-Looking Statements

This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements contained in this document: a significant change in the timing of, or the imposition of any government conditions to, the closing of the proposed transaction; actual and contingent liabilities; and the extent and timing of the ability to obtain revenue enhancements and cost savings following the proposed transaction. Additional factors that may affect the future results of May and Federated are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.mayco.com and www.fds.com/corporategovernance, respectively.

Additional Information and Where to Find It

In connection with the proposed merger, Federated Department Stores, Inc. ("Federated") has filed a registration statement on Form S-4 on March 30, 2005 with the Securities and Exchange Commission (Registration No. 333-123667), containing a preliminary joint proxy statement/prospectus, and Amendment No. 1 and Amendment No. 2 to the preliminary joint proxy statement/prospectus on May 10, 2005 and May 24, 2005, respectively. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) as well as other filed documents containing information about May and Federated at http://www.sec.gov, the SEC's website. Free copies of May's SEC filings are also available on May's website at www.mayco.com, or by request to Corporate Communications, The May Department Stores Company, 611 Olive Street, St. Louis, MO 63101-1799. Free copies of Federated's SEC filings are also available on Federated's website at www.fds.com/corporategovernance.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, not shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


Participants in the Solicitation

May, Federated and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from May's or Federated's stockholders with respect to the proposed transaction. Information regarding the officers and directors of May is included in its definitive proxy statement for its 2004 Annual Meetings filed with the SEC on April 22, 2004. Information regarding the officers and directors of Federated is included in its definitive proxy statement for its 2004 Annual Meetings filed with the SEC on April 15, 2004. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.